Exhibit 99.1
News Announcement

Fundtech Contact:
Yoram Bibring
CFO - Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER 2010

•	2nd Quarter revenue a record high of $34.8 million and year-over-year growth of 23%
•	2nd Quarter GAAP EPS15 Cents /2nd Quarter Non GAAP EPS22 Cents
•	Increasing annual guidance

JERSEY CITY, N.J. —August 4, 2010 - Fundtech Ltd. (NASDAQ: FNDT), a market leader in global transaction banking solutions, today announced financial results for the second quarter 2010.  Fundtech posted quarterly revenues of $34.8 million, a 23% increase year-over-year, compared to second quarter revenues of $28.3 million in 2009, and a 4% increase compared to first quarter 2010 revenues of $33.4 million.

On a GAAP (Generally Accepted Accounting Principles) basis, Fundtech reported net income of $2.4 million, or $0.15 per diluted share, for the second quarter of 2010 compared with net income of $0.5 million, or $0.03 per diluted share, in the second quarter of 2009, and net income of $1.4 million, or $0.09 per diluted share, in the first quarter of 2010.

Excluding stock-based compensation, amortization of intangibles, and deferred taxes Fundtech’s adjusted (non-GAAP) net income for the second quarter of 2010 was $3.6 million, or $0.22 per diluted share, compared with $1.8 million, or $0.11 per diluted share, in the second quarter of 2009 and $2.5 million, or $0.16 per diluted share, in the first quarter of 2010. (See Schedule A attached to this news release -- Reconciliation to GAAP).

“Second quarter revenues and operating income set a new record high for us and 2010 is shaping up as a strong growth year in terms of both the top line - and the bottom line” said Fundtech CEO Reuven BenMenachem.  "For the first half of 2010 revenues grew year over-year by 25% and Adjusted EBITDA grew year over-year 94% from $5.7 million to $11.1 million.  The improvement in profitability is the result of the revenue growth as well as improved efficiency associated with the scaling of our business and improved cost controls.  Our increased guidance indicates that we expect strong demand to continue, especially for our main growth engine: Global PAYplus®.”

Other Highlights:

•	During the second quarter of 2010 Fundtech closed 107 new deals and added 8 new bank customers.
•	During the second quarter of 2010 Fundtech closed 13 new system sales with banks including 3 US Payments, 1 Global PAYplus, 2 PAYplus FTS, 1 PAYplus CLS and 6 at BBP.
•	For the first half of 2010 operating cash flows were $20.6 million compared to $15.4 million in the first half of 2009.
•	For the second quarter of 2010 Adjusted EBITDA was $6.1 million compared to $2.9 million in the second quarter of 2009.
•	During the second quarter of 2010 Fundtech acquired 205,000 ordinary shares in consideration for $2.6 million as part of its share repurchase program.

Fundtech also announced today that its board of directors approved expanding its previously announced repurchase program by an additional $15 million.  Currently Fundtech has $2.2 million available for buying additional shares under previously approved board resolutions and Israeli court approvals.   Under Israeli Companies Law Fundtech is currently restricted from continuing to buy additional shares beyond  that amount due to lack of sufficient retained earnings. Fundtech is planning to file a petition with the Israeli courts to permit the continuation and expansion of the repurchase program.

Fundtech will be asking the courts to permit the repurchase of Ordinary Shares limited to an additional investment of $15 million and expects to file the petition over the next few weeks and for the courts to reply to the petition within approximately 60-120 days thereafter.

Reconciliation of GAAP Results to Non-GAAP Results

Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of Fundtech with a focus on the performance of its core operations.

Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

We are presenting Fundtech’s non-GAAP net income as well as Adjusted EBITDA. We define non-GAAP net income as net income plus stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, impairment of marketable securities, and deferred taxes.   We define Adjusted EBITDA as net income plus stock-based compensation, depreciation and amortization expenses , impairment of marketable securities, deferred and current taxes, and interest expense (income).

A detailed reconciliation of GAAP net income to non-GAAP net income and Adjusted EBITDA is included in the attached Schedule A.

Guidance

The financial guidance provided is current as of today only and Fundtech undertakes no obligation to update its estimates.

For the year 2010 Fundtech is increasing its guidance as follows:

•
Fundtech estimates that revenues for 2010 will be between $138 million and $140.0 million compared to the prior guidance of $135 million and $137.5 million; that GAAP net income per diluted share will be between $0.51 and $0.57 compared to prior guidance of $0.40 and $ 0.47 and that; non-GAAP net income per diluted share, before all amortization expenses, stock-based compensation expenses and deferred taxes, will be between $0.79 and $0.85 compared to prior guidance of $0.68 and $0.75.

•	Fundtech estimates that financial expense for 2010 will be approximately $1.0 million and that tax expenses, excluding deferred taxes, will be approximately $1.9 million.
•	Fundtech estimates that amortization expenses for 2010 will be approximately $1.6 million and that stock-based compensation expenses will be approximately $2.8 million.
•	Fundtech estimates that the number of shares that will be used for the calculation of 2010 net income per share will be approximately 16.1 million shares.

For the third quarter of 2010 Fundtech is providing the following guidance

•
Fundtech estimates that third quarter revenues will be between $35 million and $36 million; that GAAP net income per diluted share will be between $0.14 and $0.18; and that non-GAAP net income per diluted share, before all amortization expenses, stock-based compensation expenses, and deferred taxes will be between $0.21 and $0.25.

•	Fundtech estimates that financial income for the third quarter will be zero and that tax expenses, excluding deferred taxes will be approximately $0.5 million.
•	Fundtech estimates that quarterly amortization expenses for the third quarter of 2010 will be approximately $0.4 million and that stock-based compensation expenses will be approximately $0.7 million.
•	Fundtech estimates that the number of shares used for the calculation of quarterly net income per share will be 16.1 million shares.

Fundtech’s guidance does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets, as these assets are periodically being evaluated by Fundtech’s management under evolving accounting standards which are incapable of assessment in advance.

Fundtech to Host Conference Call

The senior management of Fundtech will host a conference call at 8:30 AM (ET) today, Wednesday, August 4, to discuss Fundtech’s second quarter results and to answer questions from the investment community.

To participate, please call 1-877-303-7023 or +1-224-357-2223 and ask for the Fundtech call.

A replay of the conference call will be available from 10:30 AM (ET) August 4, until 11:59 PM (ET) Tuesday August 24. The replay may be accessed by dialing 1-800-642-1687 or 1+706-645-9291, conference ID: 87833637.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until September 30, 2010.

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world’s largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. And we are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:
This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2009, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release or to reflect the occurrence of unanticipated events.

###

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	June 30,	December 31,
	2010	2009
ASSETS

Current assets:
Cash and cash equivalents	$29,242	$20,903
Short term deposit	1,032	--
Marketable securities	24,287	21,248
Trade receivables, net	26,138	23,445
Deferred tax asset	2,280	2,334
Other accounts receivable and prepaid expenses	6,511	6,527

Total current assets	89,490	74,457

Marketable securities	749	774
Severance pay fund	1,661	1,508
Long term lease deposits	1,889	1,769
Long term prepaid expenses	2,335	2,574
Property and equipment, net	12,155	13,305
Goodwill, net	37,958	40,228
Other assets, net	4,495	5,737

Total assets	$150,732	$140,352

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,075	$2,035
Deferred revenues	21,668	9,141
Employee and payroll accruals	8,027	7,467
Other accounts payable and accrued expenses	6,271	6,287

Total current liabilities	38,041	24,930

Accrued severance pay	3,669	3,344
Deferred tax liability	1,201	1,119
Other long term liabilities	2,005	2,777

Total liabilities	44,916	32,170

Shareholders' equity:
Share capital	49	49
Additional paid-in capital	161,111	159,558
Accumulated other comprehensive income (Loss)	(1,494)	1,828
Accumulated deficit	(36,989)	(40,797)
Treasury stock, at cost	(16,861)	(12,456)

Total shareholders' equity	105,816	108,182

Total liabilities and shareholders' equity	$150,732	$140,352

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Revenues:
Software license	$4,768	$1,978	$8,482	$3,808
Software hosting	7,380	6,206	14,402	11,914
Maintenance	10,579	9,950	20,721	19,424
Services	12,033	10,144	24,564	19,204

Total revenues	34,760	28,278	68,169	54,350

Operating expenses:
Software licenses costs	84	83	295	432
Amortization of other intangible assets	405	527	831	1,000
Maintenance, hosting and services costs [1]	15,914	12,864	31,517	25,007
Software development [1]	5,455	5,214	10,829	9,955
Selling and marketing [1]	4,606	4,544	9,112	8,511
General and administrative [1]	4,771	5,009	9,769	9,568

Total operating expenses	31,235	28,241	62,353	54,473

Operating income (Loss)	3,525	37	5,816	(123)

Financial income (expense), net	(615)	680	(1,085)	178
Income taxes	(496)	(172)	(923)	(397)

Net income (Loss)	$2,414	$545	$3,808	$(342)

Net income (Loss) per share:
Net income (Loss) used in computing income (Loss) per share	$2,414	$545	$3,808	$(342)
Basic income (Loss) per share	$0.16	$0.04	$0.25	$(0.02)
Diluted income (Loss) per share	$0.15	$0.03	$0.24	$(0.02)
Shares used in computing:
Basic income per share	15,197,440	15,361,724	15,275,326	15,342,159
Diluted income per share	15,919,582	15,800,079	16,035,729	15,609,889

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$3,579	$1,760	$6,095	$2,171
Adjusted non-GAAP[2] net income per share	$0.22	$0.11	$0.38	$0.14
Shares used in computing adjusted non-GAAP[2] net income per share	15,919,582	15,800,079	16,035,729	15,609,889

[1] Includes charges for stock-based compensation in 2010 and 2009
[2] See Reconciliation from GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (Loss)	$2,414	$545	$3,808	$(342)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	1,866	2,223	3,885	4,312
Stock-based compensation	675	688	1,371	1,513
Accrued interest on marketable securities and accretion amortization	44	42	25	49
Deferred income taxes	85	168	148	87
Decrease (Increase) in trade receivables	3,002	(1,943)	(2,834)	1,202
Decrease (Increase) in prepaid expenses and other accounts receivable	1,598	342	96	(1,287)
Increase (Decrease) in trade payables	(209)	(22)	85	(705)
Increase (Decrease) in deferred revenues	(9,165)	(996)	12,432	11,052
Increase (Decrease) in employee and payroll accruals	332	(190)	657	(857)
Increase (Decrease) in other accounts payable and accrued expenses	(941)	(398)	622	259
Increase in accrued severance pay, net	54	78	254	102

Net cash provided by (used in) operations	(245)	537	20,549	15,385

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(7,911)	(5,217)	(19,404)	(5,217)
Redemption of held-to-maturity marketable securities	13,058	3,104	16,365	4,519
Investment in short term deposits	(1,032)	326	(1,032)	(367)
Purchase of property and equipment	(1,343)	(1,251)	(2,102)	(2,597)
Net change in long term lease deposits and long term prepaid expenses	(130)	(221)	(117)	(284)
Additional consideration in a business combination	--	(3,836)	(830)	(5,497)

Net cash provided by (used in) investing activities	2,642	(7,095)	(7,120)	(9,443)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital and
exercise of stock options and warrants, net	48	68	182	73
Decrease in long term Liabilities	(9)	--	(25)	--
Investment in treasury stock, at cost	(2,622)	(3,565)	(4,405)	(5,090)

Net cash used in financing activities	(2,583)	(3,497)	(4,248)	(5,017)

Effect of exchange rate on cash and cash equivalents	(651)	693	(842)	436

Increase (decrease)in cash and cash equivalents	(837)	(9,362)	8,339	1,361
Cash and cash equivalents at the beginning of the period	30,079	40,365	20,903	29,642

Cash and cash equivalents at the end of the period	$29,242	$31,003	$29,242	$31,003

Appendix A
Additional consideration in a business combination
Working Capital	$--	$(167)	$--	$(167)
Long term assets	--	1,804	--	1,804
Long term liabilities	--	--	--	--
Goodwill	--	2,199	830	3,860

	$--	$3,836	$830	$5,497

Schedule A to Press Release

Reconciliation from GAAP
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Reconciliation of GAAP net income (loss) to adjusted EBITDA and to adjusted net income:

Net income (loss) [1]	$2,414	$545	$3,808	$(342)

Financial income (expense), net	615	(680)	1,085	(178)
Income taxes	496	172	923	397
Amortization	405	527	831	1,000
Depreciation	1,461	1,696	3,054	3,312
Stock based compensation [2]	675	688	1,371	1,513

Adjusted EBITDA	$6,066	$2,948	$11,072	$5,702

Financial income (expense), net	(615)	680	(1,085)	178
Income taxes	(411)	(172)	(838)	(397)
Depreciation	(1,461)	(1,696)	(3,054)	(3,312)

Adjusted net income	$3,579	$1,760	$6,095	$2,171

Adjusted net income per share	$0.22	$0.11	$0.38	$0.14

Shares used in computing adjusted net income per share	15,919,582	15,800,079	16,035,729	15,609,889

[1] Net income per share (diluted) was approximately $0.15 and $0.03 for the three months ended June 30, 2010 and 2009, respectively.
Net income (loss) per share (diluted) was approximately $0.24 and $(0.02) for the six months ended June 30, 2010 and 2009, respectively.

[2] Stock based compensation
Maintenance, hosting and services costs	$77	$130	$170	$272
Software development	61	48	114	106
Selling and marketing	163	165	314	408
General and administrative	374	345	773	727

	$675	$688	$1,371	$1,513